UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008

Commission File Numbers	000-51971 333-10970-01 333-10970-02
Gracechurch Card Funding (No. 9) PLC
Barclaycard Funding PLC
Gracechurch Receivables Trustee Limited

(Translation of registrants’ names into English)
1 Churchill Place
London E14 5HP
United Kingdom
44-207-699-5000

(Address of principal executive office)
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-                    .

Attached hereto as an Exhibit is the monthly servicer’s report corresponding to the period covered by this report on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 15th August 2008

GRACECHURCH CARD FUNDING (No. 9) PLC (Registrant)
By:	/s/ EMMA LEIGH
Title: Barclaycard Financial Controller

BARCLAYCARD FUNDING PLC (Registrant)
By:	/s/ EMMA LEIGH
Title: Barclaycard Financial Controller

GRACECHURCH RECEIVABLES TRUSTEE LTD. (Registrant)
By:	/s/ EMMA LEIGH
Title: Barclaycard Financial Controller

EXHIBIT C SCHEDULE TO EXHIBIT B
MONTHLY SERVICER’S REPORT
MONTHLY PERIOD ENDING 31 July 2008
RECEIVABLES TRUST SERIES 05-2

1.	The aggregate amount of the Investor Percentage of Principal Collections			£153,955,987.38

2.	The aggregate amount of the Investor Percentage of Finance Charge Collections			£9,845,213.22

3.	The aggregate amount of the Investor Percentage of Annual Fees			£1,951,322.45

4.	The aggregate amount of the Investor Percentage of Acquired Interchange			£1,149,212.47

5.	The aggregate amount of funds credited to the Finance Charge Collections Ledger allocable to Series 05-2			£12,945,748.14

6.	The aggregate amount of funds credited to the Principal Collections Ledger allocable to Series 05-2			£153,955,987.38

7.	The aggregate amount of funds credited to the Principal Collections Ledger calculated as Investor Cash Available for Acquisition for Series 05-2 during the preceding Monthly Period in accordance with Clauses 5.06(a) and 5.06(b)			£138,560,388.64

8.	The aggregate amount to be withdrawn from the Finance Charge Collections Ledger and paid to the spread Account pursuant to Clause 5.15 (f)			£0.00

9.	The excess, if any, of the Required Spread Amount over the Available Spread Amount			£0.00

10.	The aggregate amount to be withdrawn from the Spread Account and paid on behalf of Series 05-2 in accordance with Clause 5.19(b)(iv)(A)			£0.00

11.	The Available Spread Amount on the Transfer Date of the current calendar month, after giving effect to the deposits and withdrawals specified above, is equal to			£0.00

12.	The amount of interest payable in respect of Related Debt by the Series 05-2 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£3,634,245.28	$2,868,468.75

	(ii)	Class B	£206,760.21	$167,755.21

	(iii)	Class C	£213,240.58	$179,468.14

13.	The amount of principal payable in respect of Related Debt by ther Series 05-2 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£0.00	$0.00

	(ii)	Class B	£0.00	$0.00

	(iii)	Class C	£0.00	$0.00

14.	The sum all amounts payable in respect of Related Debt by ther Series 05-2 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£3,634,245.28	$2,868,468.75

	(ii)	Class B	£206,760.21	$167,755.21

	(iii)	Class C	£213,240.58	$179,468.14

15.	To the knowledge of the undersigned, no Series Pay Out Event or Trust Pay Out Event has occurred except as described below:

	None
     IN WITNESS WHEREOF, the undersigned has duly executed and delivered this 15 day of August 2008 .

BARCLAYS BANK PLC,
By:
	Name:	Emma Leigh
	Title:	Barclaycard Financial Controller